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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES(1)

	Years Ended October 31,					Years Ended December 31,
										Nine Months Ended September 30, 2003
					Two Months Ended December 31, 2000(2)
	1998(2)	1999(2)		2000(2)		2001(2)		2002(2)
Income (loss) before income tax expense	$(15,559)	556		(29,058)	(5,265)	1,205		12,857		58,049
Add minority interest in consolidated subsidiaries that have fixed charges								359		450
Add fixed charges	$18,557	18,895		34,248	9,363	54,010		48,565		21,367

Earnings	$2,998	19,451		5,190	4,098	55,215		61,781		79,866

Fixed Charges:
1/3 Rent	$3,036	2,718		3,017	573	3,647		3,723		2,792
Interest	$15,521	16,177		31,231	8,790	50,363		44,842		18,575

Total Fixed Charges	$18,557	18,895		34,248	9,363	54,010		48,565		21,367

Ratio of Fixed Charges	—	1.0	x	—	—	1.0	x	1.3	x	3.7	x
Earnings shortfall	$15,559			29,058	5,265

(1)
For the purpose of determining the ratio of earnings to fixed charges, "Earnings" consist of earnings (loss) before income tax expense (benefit) plus fixed charges. "Fixed Charges" consist of interest expense, including amortization of deferred financing costs, plus one-third of rental expense (this portion is considered to be representative of the interest factor). For the years ended October 31, 1998, October 31, 2000 and the two months ended December 31, 2000, earnings were insufficient to cover fixed charges by $15,559, $29,058 and $5,265, respectively.

(2)
Certain reclassifications have been made to the prior years consolidated financial statements to conform to the current presentation. In accordance with the adoption of SFAS 145 in the year 2003, amounts previously classified as extraordinary items and the related tax benefits have been reclassified to Income (loss) before income tax expense.

UNAUDITED PRO FORMA COMBINED
COMPUTATION OF EARNINGS TO FIXED CHARGES
OF SCIENTIFIC GAMES AND OES
(In Thousands)

	Scientific Games Historical (1) Year Ended December 31, 2002	OES Historical (2) Twelve Months Ended December 28, 2002	Pro Forma Adjustments (5)	Pro Forma
Income (loss) before income tax expense	$12,857	15,385	(7,252)	20,990
Add minority interest in consolidated subsidiaries that have fixed charges	359	—	—	359
Add fixed charges	48,565	1,776	7,252	57,593

Earnings	61,781	17,161	—	78,942
Fixed Charges:
1/3 Rent	3,723	717	—	4,440
Interest	44,842	1,059	7,252	53,153

Total fixed charges	48,565	1,776	7,252	57,593

Ratio of earnings to fixed charges (4)	1.3x			1.4x

	Scientific Games Historical (1) Nine Months Ended September 30, 2003	OES Historical (3) Nine Months Ended June 28, 2003	Pro Forma Adjustments (5)	Pro Forma
Income (loss) before income tax expense	$58,049	13,174	(5,095)	66,128
Add minority interest in consolidated subsidiaries that have fixed charges	450	—	—	450
Add fixed charges	21,367	1,009	5,095	27,471

Earnings	79,866	14,183	—	94,049
Fixed Charges:
1/3 Rent	2,792	537	—	3,329
Interest	18,575	472	5,095	24,142

Total fixed charges	21,367	1,009	5,095	27,471

Ratio of earnings to fixed charges (4)	3.7x			3.4x

NOTES TO UNAUDITED PRO FORMA COMBINED
COMPUTATION OF EARNINGS TO FIXED CHARGES
OF SCIENTIFIC GAMES AND OES
(In Thousands)

1.
The amounts in this column represent the consolidated results of operations of Scientific Games Corporation ("Scientific Games" or the "Company") for the twelve months ended December 31, 2002 as reported in the historical consolidated financial statements of Scientific Games, adjusted as discussed below, and the consolidated results of operations of Scientific Games for the nine months ended September 30, 2003 as reported in the unaudited historical consolidated financial statements of Scientific Games.

  Effective January 1, 2003, the Company adopted Financial Accounting Standards Board Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other changes, SFAS 145 rescinds Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the Company is required to reclassify the extraordinary losses it reported in 2002 to other income/deductions-early extinguishment of debt. These debt extinguishments totaled $22,501 of pre-tax expense and the related tax benefit was $9,000.

2.
The amounts in this column represent the combined results of operations of Scientific Games Online Entertainment Systems, Inc. (formerly IGT OnLine Entertainment Systems, Inc., "OES") for the twelve months ended December 28, 2002, derived from the reported historical combined financial statements of OES as follows: the unaudited results of operations for the nine months ended September 28, 2002 were added to the unaudited results of operations for the nine months ended June 28, 2003, less the unaudited results of operations for the six months ended June 28, 2003.

3.
The amounts in this column represents the combined results of operations of OES for the period shown. The amounts for OES represent the combined assets and liabilities and the related operations of IGT OnLine Entertainment Systems, Inc. and of the systems business of VLC, Inc., a subsidiary of International Game Technology. In January 2003, all assets and liabilities of the systems business of VLC, Inc. were transferred to IGT OnLine Entertainment Systems, Inc.

4.
For purposes of determining the ratio of earnings to fixed charges, "earnings" consists of income before income tax expense plus fixed charges, plus income allocable to minority interests in consolidated entities that have incurred fixed charges. "Fixed charges" consists of interest expense, including amortization of deferred finance costs, plus one-third of rental expense (this portion is considered to be representative of the interest factor).

5.
The pro forma adjustments in this column reflect the following:

  A net increase in interest expense attributable to an increase of $175,000 in borrowings under the Company's amended and restated senior secured credit facility (the "2003 Facility") resulting from entering into a $462,825 Term C Loan, of which $287,825 was used to repay in full the existing Term B Loan. The expense of the related financing costs is as follows:

	Amount	Interest Rate		Year Ended December 31, 2002	Nine Months Ended September 30, 2003
Incremental Term Loan Financing:
Term C Loan	$462,825	4.458 4.025	% %	$20,633	$13,972
Repayment of Term B Loan	(287,825)	5.208 4.775	% %	(14,990)	(10,308)
Expensed financing costs				898	898
Deferred financing costs	3,794
Amortization of deferred financing costs				711	533

Total new interest expense				$7,252	5,095

  Interest rates on borrowings under the 2003 Facility are based, at the Company's option, on the prime rate or LIBOR plus a margin as specified.

  The effect of a 0.125% change in the assumed interest rate on borrowings under the amended and restated senior credit facility would result in an approximate $583 change in the pro forma interest expense adjustment on an annual basis.

  The unaudited pro forma combined computation of earnings to fixed charges does not reflect the effect of the elimination of estimated duplicative personnel and corporate costs.

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  Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
UNAUDITED PRO FORMA COMBINED COMPUTATION OF EARNINGS TO FIXED CHARGES OF SCIENTIFIC GAMES AND OES (In Thousands)
NOTES TO UNAUDITED PRO FORMA COMBINED COMPUTATION OF EARNINGS TO FIXED CHARGES OF SCIENTIFIC GAMES AND OES (In Thousands)